CAL-STAR INC.

03 JAN -8 AM 9:58

December 30, 2002

SUPPL

Securities and Exchange Commission
Office of International Finance
450 - 5th Street NW
Washington, D.C. 20549

03003135

FILE #82-2406

Dear Sir/Madam:

Re: **Cal-Star Inc. (the *"Company"*)**
News Release

Enclosed for your reference is a copy of the Company's recent News Release, which was delivered to an acceptable dissemination service with instructions for "Immediate Release".

Yours truly,

CAL-STAR INC.

"Anton (Tony) J. Drescher"

PROCESSED
FEB 03 2003
THOMSON
FINANCIAL

Per:
Anton (Tony) J. Drescher,
Director

/cg
Encl.

dlw 1/23

#507, 837 West Hastings Street
Vancouver, BC V6C 3N6

☎(604) 685-1017
Fax (604) 685-5777

NEWS RELEASE

CAL-STAR INC.
(the "*Company*")
#507 - 837 West Hastings Street
Vancouver, BC V6C 3N6
Tel: (604) 685-1017
Fax: (604) 685-5777

TSX Trading Symbol: CAI

December 30, 2002 - Cal-Star Inc. wishes to announce that it has been advised by Amanta Ltd (Amanta) that Amanta has now concluded negotiations on Cal-Star's behalf to acquire exploration and development rights to 96 hectares of land, held under a mining license (ML) by Arun Sapachai Muang Rae Limited Partnership (Arun Sapachai). This area lies within the boundaries of the LANGU Property for which Amanta has applied to the Thai Department of Mineral Resources for the granting of 2 Special Prospecting Licenses (SPLs) covering a total of 25 square kilometers, or 2 500hectares. The SPLs are in the final stages of approval and it is anticipated that Amanta will receive these licenses in the first quarter of 2003. The LANGU Property is located in the Sutan Province in Southern Thailand.

Arun Sapachai, a private Thai company, had operated a small base metals mining operation in the area in the past and the present mining license is valid until June 2004. Upon application to the Dept. of Mineral Resources, the license term can be extended. Amanta, on behalf of Cal-Star is acquiring the rights to this property for an initial payment of Baht 500,000 (approx. $18,500 Cdn.), plus annual payments of Baht 500,000 (approx. $18,500 Cdn.) for up to 4 years.

Upon completion of the transaction outlined in the Cal-Star News Release dated November 27, 2002, Cal-Star will hold a 100% working and beneficial interest under the terms of the SPLs and mining licenses. Cal-Star proposes to spend a minimum of US $200,000 on a 2-year exploration program in the SPL and ML areas. The above-mentioned transactions are subject to regulatory acceptance.

The Company has engaged Apex Geoscience Ltd. of Edmonton, Alberta to prepare a qualifying report on the Company's LANGU Property.

The Company also wishes to announce that Mr. David P. Long has tendered his resignation from the Company's Board of Directors.

Dated at Vancouver, British Columbia this 30th day of December, 2002.

CAL-STAR INC.

Per: *"Anton J. Drescher"*

Anton J. Drescher
Director

The TSX Venture Exchange has neither approved nor disapproved the information contained herein.